SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                ____________

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                         Southern California Edison
-------------------------------------------------------------------------------
                              (Name of Issuer)

                         4.08% Cumulative Preferred
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 842400863
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             Cyrus A. Borzooyeh
                   King Street Capital Management, L.L.C.
                            575 Lexington Avenue
                                 7th Floor
                          New York, New York 10022

                         Telephone: (212) 350-4436
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 10, 2001
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


-------------------------------------------------------------------------------
CUSIP No. 842400863             SCHEDULE 13D               Page 2 of 17 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Capital, LP
              13-3812174
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /_/
                                                                 (b) /x/
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         /_/
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ----------------------------------------------------
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON                            81,120
WITH                       ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  81,120
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              81,120
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          /_/

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.1%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------



CUSIP No. 842400863               SCHEDULE 13D              Page 3 of 17 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Capital, Ltd.
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                   (b) /x/
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          /_/
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ----------------------------------------------------
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON                            150,650
WITH                       ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  150,650
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              150,650
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES           /_/

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------



CUSIP No. 842400863               SCHEDULE 13D              Page 4 of 17 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Advisors, L.L.C.
              13-3812173
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /_/
                                                                    (b) /x/
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            /_/
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ----------------------------------------------------
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON                            81,120
WITH                       ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  81,120
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              81,120
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          /_/

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.1%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO, IA
-------------------------------------------------------------------------------



CUSIP No. 842400863             SCHEDULE 13D                Page 5 of 17 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Capital Management, L.L.C.
              13-3978904
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                   (b) /x/
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          /_/
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ----------------------------------------------------
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON                            150,650
WITH                       ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  150,650
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              150,650
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES           /_/

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO, IA
-------------------------------------------------------------------------------



CUSIP No. 239545205                SCHEDULE 13D             Page 6 of 17 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              O. Francis Biondi, Jr.
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                   (b) /x/
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           /_/
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ----------------------------------------------------
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON                            231,770
WITH                       ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  231,770
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              231,770
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          /_/

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.2 %
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------



CUSIP No. 239545205              SCHEDULE 13D              Page 7 of 17 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Brian J. Higgins
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                   (b) /x/
--------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            /_/
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY                   ----------------------------------------------------
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON                            231,770
WITH                       ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  231,770
-------------------------------------------------------------------------------
11
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              231,770
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          /_/

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.2 %
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------



Item 1.   Security and Issuer.

         The class of securities to which this statement relates is the 4.08% cumulative preferred stock, par value $25.00 per share ("Preferred Stock"), of Southern California Edison Company, a California corporation, whose principal executive offices are located at 2244 Walnut Grove Avenue, Rosemead, California 91770.

Item 2.   Identity and Background.

(a) - (c) This schedule is being jointly filed by King Street Capital, L.P., a limited partnership organized under the laws of Delaware ("KSC L.P."), King Street Capital Ltd, a corporation organized under the laws of the British Virgin Islands ("KSC Ltd."), King Street Advisors, L.L.C., a limited liability company organized under the laws of Delaware ("KSA"), King Street Capital Management, L.L.C., a limited liability company organized under the laws of the Delaware ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC LP, KSC Ltd., KSA, KSCM, Mr. Biondi and Mr. Higgins are collectively referred to herein as the "Reporting Persons."

         Pursuant to the requirements of General Instruction C to Schedule 13D, information contained in this Schedule 13D is also provided for the following persons:

              Ernest A. Morrison, a director of KSC Ltd.
              Keith R. Bish, a director of KSC Ltd.

King Street Capital, L.P.

         KSC L.P. is a Delaware limited partnership, the general partner of which is King Street Advisors, L.L.C. KSC was formed to invest and trade in securities. The principal business address of KSC L.P., which also serves as its principal office, is 575 Lexington Avenue, 7th Floor, New York, New York 10022.

King Street Capital, Ltd.

         KSC Ltd. is an International Business Company organized under the laws of the British Virgin Islands. The directors of KSC Ltd. are Keith R. Bish, Ernest A. Morrison and Brian J. Higgins. KSC Ltd. was formed to invest and trade in securities. The principal business address of KSC Ltd., which also serves as its principal office, is c/o HWR Services, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

King Street Advisors, L.L.C.

         KSA is a Delaware limited liability company, the managing members of which are Mr. Biondi and Mr. Higgins. Mr. Biondi and Mr. Higgins each own a 50% interest of KSA. The principal business of KSA is to act as general partner of, and to provide investment advice to and make investment decisions on behalf of, KSC L.P. The principal business address of KSC L.P., which also serves as its principal office, is 575 Lexington Avenue, 7th Floor, New York, New York 10022.

King Street Capital Management, L.L.C.

         KSCM is a Delaware limited liability company, the managing members of which are Mr. Biondi and Mr. Higgins. Mr. Biondi and Mr. Higgins each own a 50% interest of KSCM. The principal business of KSCM is to provide investment advice to and make investment decisions on behalf of KSC Ltd. The principal business address of KSCM, which also serves as its principal office, is 575 Lexington Avenue, 7th Floor, New York, New York 10022.

O. Francis Biondi, Jr.

         O. Francis Biondi, Jr. is a United States citizen residing in the state of New York. Mr. Biondi's present principal occupation or employment is serving as Managing Member of KSCM and KSA. Mr. Biondi's business address is 575 Lexington Avenue, 7th Floor, New York, NY 10022.

Brian J. Higgins

         Brian J. Higgins is a United States citizen residing in the state of New York. Mr. Higgins' present principal occupation or employment is serving as Managing Member of KSCM and KSA. Mr. Higgins' business address is 575 Lexington Avenue, 7th Floor, New York, NY 10022.

         Keith R. Bish is a citizen of the United Kingdom residing in the British Virgin Islands. Mr. Bish's present principal occupation or employment is serving as the Chairman and Chief Executive Officer of Bison Financial Services Limited. Mr. Bish's business address is Bison Court, Road Town, Tortola, British Virgin Islands.


         Ernest A. Morrison is a citizen of the United Kingdom residing in Bermuda. Mr. Morrison's present principal occupation or employment is as a partner in the law firm of Cox Hallett & Wilkinson. Mr. Morrison's business address is "Milner House" 18 Parliament Street, Hamilton, Bermuda.

(d) and (e) During the last five years, none of the persons or entities set forth in Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of Preferred Stock by KSC L.P. is cash held by it for investment. The aggregate amount is $1,027,955.62. The source of funds used for the purchase of Preferred Stock by KSC Ltd. is cash held by it for investment. The aggregate amount is $1,908,708.82.

Item 4.   Purpose of Transaction.

         Each of KSC L.P. and KSC Ltd. acquired the Preferred Stock for investment purposes only.

         No Reporting Person has any present plans or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

         As of January 17, 2002, 81,120 shares of Preferred Stock, or 8.1% of the total outstanding shares of Preferred Stock on that date, were held by KSC L.P and 150,650 shares of Preferred Stock, or 15.1% of the total outstanding shares of Preferred Stock on the date, were held by KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of January 17, 2002, KSA may be deemed to be the beneficial owner of 81,120 shares of Preferred Stock, or 8.1% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of January 17, 2002, KSCM may be deemed to be the beneficial owner of 150,650 shares of Preferred Stock, or 15.1% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of January 17, 2002, Mr. Biondi may be deemed to be the beneficial owner of 231,770 shares of Preferred Stock, or 23.2% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of January 17, 2002, Mr. Higgins may be deemed to be the beneficial owner of 231,770 shares of Preferred Stock, or 23.2% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

         KSC L.P. may be deemed to have shared voting and dispositive power over the 81,120 shares of Preferred Stock it owns, or 8.1% of the total outstanding shares of Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 150,650 shares of Preferred Stock it owns, or 15.1% of the total outstanding shares of Preferred Stock. Because of the relationship described in Item 2 above, KSA may be deemed to have shared voting and dispositive power over 81,120 shares of Preferred Stock owned by KSC L.P., or 8.1% of the total outstanding shares of Preferred Stock. Because of the relationships described in Item 2 above, KSCM may be deemed to have shared voting and dispositive power over 150,650 shares of Preferred Stock, or 15.1% of the total outstanding shares of Preferred Stock, consisting of the shares owned by KSC Ltd. Because of the relationships described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 231,770 shares of Preferred Stock, or 23.2% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd. Because of the relationships described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 231,770 shares of Preferred Stock, of 23.2% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

(c) The table below sets forth all purchases of the Preferred Stock by each of KSC L.P. and KSC Ltd. All of such purchases were effected through Cantor Fitzgerald & Co. through open market purchases.

Purchases by KSC L.P.:
           Date         Amount of Shares          Approximate per share price

         10/10/01         24,140                            12.1500
         10/12/01          1,400                            11.8575
         10/16/01          1,400                            12.0220
         10/17/01            875                            12.0000
         10/18/01          1,085                            11.9968
         10/24/01          1,295                            12.0000
         10/25/01          1,575                            12.1111
         10/26/01          1,155                            12.1136
         10/29/01            945                            12.0000
         10/30/01             35                            12.0000
         11/1/01           4,340                            11.9698
         11/29/01          3,675                            11.4714
         11/30/01            525                            11.5000
         12/3/01             175                            11.5000
         12/6/01             175                            11.5000
         12/11/01            525                            11.5000
         12/14/01          8,120                            12.0983
         12/17/01          4,585                            12.8504
         12/18/01          4,830                            13.0000
         12/19/01          1,610                            12.9946
         12/21/01          1,680                            13.0000
         12/24/01            875                            13.0000
         12/31/01          2,835                            13.4938
         1/7/02              210                            13.4583
         1/10/02           8,435                            14.5809
         1/11/02           1,750                            14.7550
         1/14/02           2,870                            14.9970

Purchases by KSC Ltd.:
           Date         Amount of Shares          Approximate per share price

         10/10/01         44,830                            12.1500
         10/12/01          2,600                            11.8575
         10/16/01          2,600                            12.0220
         10/17/01          1,625                            12.0000
         10/18/01          2,015                            11.9968
         10/24/01          2,405                            12.0000
         10/25/01          2,925                            12.1111
         10/26/01          2,145                            12.1136
         10/29/01          1,755                            12.0000
         10/30/01             65                            12.0000
         11/1/01           8,060                            11.9698
         11/29/01          6,825                            11.4714
         11/30/01            975                            11.5000
         12/3/01             325                            11.5000
         12/6/01             325                            11.5000
         12/11/01            975                            11.5000
         12/14/01         15,080                            12.0983
         12/17/01          8,515                            12.8504
         12/18/01          8,970                            13.0000
         12/19/01          2,990                            12.9946
         12/21/01          3,120                            13.0000
         12/24/01          1,625                            13.0000
         12/31/01          5,265                            13.4938
         1/7/02              390                            13.4583
         1/10/02          15,665                            14.5809
         1/11/02           3,250                            14.7550
         1/14/02           5,330                            14.9970

(d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.    Material to be Filed as Exhibits.

         Exhibit A       Joint Filing Agreement, dated as of January 17, 2002



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 18, 2002


KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner

By:  /s/ Brian J. Higgins
     -------------------------
Name:   Brian J. Higgins
Title:  Managing Member


KING STREET CAPITAL, LTD.


By:    /s/ Brian J. Higgins
     -------------------------
Name:   Brian J. Higgins
Title:  Director


KING STREET ADVISORS, L.L.C.


By:   /s/ Brian J. Higgins
     -------------------------
Name:   Brian J. Higgins
Title:  Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.

By:   /s/ Brian J. Higgins
     -------------------------
Name:   Brian J. Higgins
Title:  Managing Member


  /s/ O. Francis Biondi, Jr.
  -------------------------
      O. Francis Biondi, Jr.


  /s/ Brian J. Higgins
  -------------------------
      Brian J. Higgins



                                                                   Exhibit A


            Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)


         This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: January 18, 2002

KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner

By:   /s/ Brian J. Higgins
    ----------------------
Name:   Brian J. Higgins
Title:  Managing Member


KING STREET CAPITAL, LTD.


By:  /s/ Brian J. Higgins
   ----------------------
Name:   Brian J. Higgins
Title:  Director


KING STREET ADVISORS, L.L.C.


By:  /s/ Brian J. Higgins
   ----------------------
Name:   Brian J. Higgins
Title:  Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.

By:  /s/ Brian J. Higgins
   ----------------------
Name:   Brian J. Higgins
Title:  Managing Member


  /s/ O. Francis Biondi, Jr.
----------------------------
      O. Francis Biondi, Jr.


  /s/ Brian J. Higgins
-----------------------
      Brian J. Higgins